
TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: www.tevapharm.com

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
            Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

COURT GRANTS TEVA SUMMARY JUDGMENT OF NON-INFRINGEMENT ON ELOXATIN®

Jerusalem, Israel, June 18, 2009 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of New Jersey has granted summary judgment in Teva's favor on the issue of non-infringement with regard to Debiopharm's U.S. Patent No. 5,338,874. The patent is listed in the Orange Book for Sanofi-Aventis' chemotherapy medication Eloxatin®, which had annual sales of approximately $1.3 billion in the United States for the twelve months that ended December 31, 2008, based on IMS sales data. Teva intends to inform the FDA of the court's decision and expects that its 505(b)(2) New Drug Application will receive final approval shortly.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.